

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, NE
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

February 27, 2007

Mr. Anthony Merante
Chief Financial Officer
Brooklyn Cheesecake & Desserts Company, Inc.
20 Passaic Avenue
Fairfield, New Jersey 07004

> **Re:**   **Brooklyn Cheesecake & Desserts Company, Inc.**
> **Form 10-KSB for Fiscal Year Ended December 31, 2005**
> **Response Letter Dated January 22, 2007**
> **File No. 0-13984**

Dear Mr. Merante:

We have reviewed your response letter and have the following comments. We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-KSB/A-1 for the Fiscal Year Ended December 31, 2005

Note 16. Common stock options, page 30

1. We note from your response to prior comment number two that you issued the following stock options during 2005: 65,000 for directors fees, 39,400 to employees, 30,000 to consultants and 9,017 to vendors. We also note that you did not record the expense incurred related to goods and services provided by vendors and consultants until February 2006. You explain that the amount of expense that would have been recorded in 2005 was "immaterial in comparison to the net loss of $1,064,311." We further note from your disclosure on page F-6 of your Form 10-QSB/A-1 for the fiscal quarter ended September 30, 2006 that you exchanged the stock options issued to the above referenced directors, vendors and

consultants for restricted common stock on February 17, 2006. Please address the following:

- Explain in further detail the difference between the stock options issued in 2005 and the restricted common stock issued in 2006.

- Revise your accounting to comply with the guidance in FAS 123 and provide the applicable disclosures required by FAS 154 and the associated audit opinion reference to the correction of an error. Alternatively, you may wish to provide a detailed SAB 99 analysis that supports your conclusion that a restatement to account for the options issued during 2005 to non-employees is not required.

Controls and Procedures, page 33

2. We have considered the revisions you made to your disclosure under this heading concerning the effectiveness of your disclosure controls and procedures. It does not appear that your revisions comply with the requirement under Item 307 of Regulation S-B to definitively conclude as to the effectiveness of your disclosure controls and procedures as of the end of the period covered by the report. We note that you do definitively conclude in your Form 10-QSB/A for the fiscal quarter ended September 30, 2006. However, your definition of disclosure controls and procedures is only partial. In this regard, under Rules 13a-15(e) and 15d-15(e), the definition of disclosure controls and procedures also includes controls and procedures to ensure that information required to be disclosed by an issuer in the reports it submits under the Act are accumulated and communicated to the issuer's management, including its principal executive and financial officers. Please modify your conclusion and disclosed definition of "disclosure controls and procedures" or make reference to the definition of such controls and procedures in Rules 13a-15(e) and 15d-15(e), if appropriate, to address this requirement. Please revise your disclosure in both referenced filings as appropriate.

3. You state that there were no "significant changes" in your internal control over financial reporting. Please note that Item 308(c) of Regulation S-B requires that you disclose any change in your internal control over financial reporting identified in connection with the evaluation required by paragraph (d) of Exchange Act Rules 13a-15 or 15d-15 that occurred during the fourth fiscal quarter that has "materially affected, or is reasonably likely to materially affect, the small business issuer's internal control over financial reporting." See also Regulation S-B, paragraph 4(d) of Exhibit 31. Please review your disclosure and revise as appropriate.

Exhibits 31.1 and 31.2

4.	We continue to note that your certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 is worded such that it does not precisely match the language as set forth in the Act. Refer to Item 601(b)(31) of Regulation S-B for the exact text of the required Section 302 certifications, and amend your exhibits as appropriate. In this regard and without limitation:

- there is no provision for your certifying officer to identify the position held with the Company in the first line of the certification and the other information you include beginning with "In connection with the Annual Report…,"
- you should refer to the Company throughout the certification as the "small business issuer" instead of as the "registrant,"
- you should not make reference to the type of report (i.e. quarterly or annual), other than in the first paragraph, and
- the date of your certification should coincide with the date in which you filed the document. In this regard, your amended certification is dated as of March 28, 2005 and you filed your Form 10-KSB/A on January 24, 2007.

	Please refer to FAQ 11 within the Division of Corporation Finance: Sarbanes-Oxley Act of 2002 – Frequently Asked Questions, at http://www.sec.gov/divisions/corpfin/faqs/soxact2002.htm and Item 601(b)(31) of Regulation S-K for the exact text of the required Section 302 certification, and amend your exhibits as appropriate. This comment applies, where applicable, to your Form 10-QSB for the fiscal quarter ended September 30, 2006.

Form 10-QSB/A-1 for the Fiscal Quarter Ended September 30, 2006

Condensed Statements of Cash Flows, page F-4

5.	We note that in applying the indirect method of cash flow reporting, your reconciliation to net cash flows from operating activities begins with loss from continuing operations rather than net loss. Please revise your presentation to reconcile net loss to net cash flow from operating activities, as contemplated by paragraph 28 of FAS 95.

6.	We also note that you separately present Loss from discontinued operations, totaling $(383,781), as a component of operating activities and Gain on disposal of assets, totaling $527,371, as an investing activity. Please support your classification of these items with the cash flow categories presented. Please note that paragraph 14 of SFAS 95 does not support aggregating operating, investing, and financing cash flows from discontinued operations into a single line item or presenting operating, investing and financing cash flows from discontinued operations all within one cash flows category.

Note 7. Exchange Agreement, page F-7

7.   We note your disclosure that on "March 28, 2006, the Company entered into an asset exchange agreement, tenant's lease assignment, and exclusive licensing agreement with the Company's former Chairman, Chief Executive Officer, and President, Ronald Schutte, whereby the Company exchanged certain assets of its operating subsidiary JM Specialties, Inc. for the assumption of $1,145,315 in liabilities of the Company by an entity established by Mr. Schutte with a personal guarantee by Mr. Schutte." We also note your disclosure in footnote eight that you have applied the guidance in paragraph 30 of FAS 144 in accounting for this exchange. Please expand your disclosure to separately present the carrying amounts of the major classes of assets and liabilities included as part of the disposal group as required by paragraph 47(a) of FAS 144 and disclose the information required as part of items (b) and (c) as well.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Jennifer Goeken at (202) 551-3721 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill S. Davis
Branch Chief